Consolidated Financial Statements

Years Ended December 31, 2009, 2008 and 2007

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision and participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with CSA and SEC as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee which is independent from management.

The Audit Committee of the Board of Directors meets with management to review results of the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

March 19, 2010

/s/ Bradford Cooke	/s/ Dan Dickson
Chief Executive Officer	Chief Financial Officer

Endeavour Silver Corp.	Page - 2 -

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

AUDITORS' REPORT

To the Shareholders of Endeavour Silver Corp.

We have audited the consolidated balance sheets of Endeavour Silver Corp. ("the Company") as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 19, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

//s// KPMG LLP

Chartered Accountants Vancouver, Canada
March 19, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Endeavour Silver Corp.	Page - 3 -

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Endeavour Silver Corp.

We have audited Endeavour Silver Corp. ("the Company")’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Endeavour Silver Corp.	Page - 4 -

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 19, 2010 expressed an unqualified opinion on those consolidated financial statements.

//s// KPMG LLP

Chartered Accountants

Vancouver, Canada
March 19, 2010

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED BALANCE SHEETS
(expressed in thousands of US dollars)

		December 31,	December 31,
	Notes	2009	2008
ASSETS
Current assets
Cash and cash equivalents		$26,702	$3,582
Marketable securities	5	2,045	35
Notes receivable	6	2,476	-
Accounts receivable and prepaids	7	7,467	6,203
Inventories	8	6,100	3,159
Due from related parties	9	243	119
Total current assets		45,033	13,098
Long term deposits		1,153	914
Long term investments	6	-	2,155
Redemption call option on covertible debentures	13	2,693	-
Mineral property, plant and equipment	10	57,002	51,125
Total assets		$105,881	$67,292

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities		$5,230	$5,339
Current portion of promissory note	11	231	-
Accrued interest on convertible debentures	13	254	-
Income taxes payable		545	-
Total current liabilities		6,260	5,339

Promissory note	11	248	-
Asset retirement obligations	12	1,740	1,445
Future income tax liability	17	8,103	4,036
Liability portion of convertible debentures	13	8,149	-
Total liabilities		24,500	10,820

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 60,626,203 shares (2008 - 49,080,478 shares)	Page 8	112,173	87,584
Special Warrants (2008 - 2,311,540 units)	14 (c)	-	2,118
Equity portion of convertible debentures	13	2,164	-
Contributed surplus	Page 8	12,948	11,285
Accumulated comprehensive income	Page 8	749	212
Deficit		(46,653)	(44,727)
Total shareholders' equity		81,381	56,472
		$105,881	$67,292
Basis of presentation (note 1)
Subsequent event (note 10 (e))
Commitments (note 10 (e), note 19)

Approved on behalf of the Board

/s/ Bradford Cooke	/s/ Godfrey Walton
Director	Director

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(expressed in thousands of US dollars, except for shares and per share amounts)

		Year Ended	Year Ended	Year Ended
		December 31	December 31	December 31
	Notes	2009	2008	2007

Sales		$50,769	$39,302	$32,319

Cost of sales		29,478	27,802	24,335
Depreciation and depletion		11,264	8,383	4,682
Exploration		2,394	8,570	5,967
General and administrative		4,356	5,078	4,836
Accretion of convertible debentures	13	1,466	-	-
Stock-based compensation	14 (d)	1,801	2,349	4,681
Earnings (loss)		10	(12,880)	(12,182)

Foreign exchange gain (loss)		(1,057)	(1,452)	2,427
Realized gain (loss) on marketable securities		15	(637)	665
Mark to market gain (loss) on redemption call option	13	2,693	-	-
Impairment on asset backed commercial paper	6	-	(1,394)	(1,327)
Allowance for value added tax		-	(800)	-
Write off of value added tax		-	(145)	-
Investment and other income		506	305	867

Earnings (loss) before taxes and other items		2,167	(17,003)	(9,550)
Non-controlling interest		-	-	(1,483)
Income tax provision	17	4,093	1,001	1,169
Net loss for the period		(1,926)	(18,004)	(12,202)

Other comprehensive income, net of tax
Unrealized gain (loss) on marketable securities	5	150	(1,145)	206
Unrealized foreign exchange gain/ (loss) on investments		423	-	-
Unrealized gain/(loss) on other investments		(21)	-	-
Reclassification adjustment for loss (gain) included in net income		(15)	637	(210)
		537	(508)	(4)
Comprehensive income (loss) for the period		(1,389)	(18,512)	(12,206)

Basic and diluted loss per share based on net loss		$(0.04)	$(0.37)	$(0.27)

Weighted average number of shares outstanding		53,212,960	49,032,192	45,441,128

See the accompanying notes to the consolidated financial statements.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(expressed in thousands of U.S. dollars, except share amounts)

		December 31	December 31	December 31,
	Notes	2009	2008	2007
Number of common shares, opening		49,080,478	48,982,146	42,373,988
Exercise of special warrants	14 (c)	2,311,540	-	-
Issued on short form prospectus	14 (c)	6,152,500	-	-
Issued on private placement	14 (c)	1,299,843	-	-
Exercise of options	14 (d)	585,800	88,000	727,000
Exercise of warrants	14 (g)	273,675	-	3,038,222
Exercise of convertible debentures	13	706,313	-	-
Issued through stock bonus plan	14 (f)	80,000	-	-
Issued on acquisition of mineral properties	4 & 10	136,054	-	2,700,416
Share appreciation rights	14 (e)	-	10,332	142,520
Number of common shares, closing		60,626,203	49,080,478	48,982,146
Common shares, opening		$87,584	$87,458	$63,353
Exercise of special warrants	14 (c)	2,118	-	-
Issued on short form prospectus, net of issuance costs	14 (c)	15,346	-	-
Issued on private placement, net of issuance costs	14 (c)	3,484	-	-
Exercise of options	14 (d)	1,361	105	2,704
Exercise of warrants	14 (g)	759	-	8,233
Exercise of convertible debentures	13	1,058	-	-
Issued through stock bonus plan	14 (f)	263	-	-
Issued on acquisition of mineral properties	4 & 10	200	-	12,885
Share appreciation rights	14 (e)	-	21	283
Common shares, closing		$112,173	$87,584	$87,458
Special warrants, opening		$2,118	$-	$-
Issued on private placement, net of issuance costs	14 (c)	-	2,118	-
Exercise of special warrants	14 (c)	(2,118)	-	-
Special warrants, closing		$-	$2,118	$-
Equity portion of convertible debentures		-	-	-
Issued on convertible debentures, net of issuance costs	14 (c)	$2,393	$-	$-
Exercise of convertible debentures	13	(229)	-	-
Equity portion of convertible debentures, closing		$2,164	$-	$-
Contributed surplus, opening		$11,285	$8,921	$5,064
Stock based compensation	14 (d)	1,431	2,349	4,681
Fair value of agent warrants issued on private placement	13, 14 (c)	1,001	82	-
Fair value of warrants issued for mineral properties	10	-	-	508
Exercise of share purchase options	14 (d)	(533)	(46)	(1,049)
Fair value of exercised warrants	14 (g)	(236)	-	-
Share appreciation rights	14 (e)	-	(21)	(283)
Contributed surplus, closing		$12,948	$11,285	$8,921
Accumulated other comprehensive income, opening		$212	$720	$212
Cumulative impact of adoption of financial instruments standard		-	-	512
Unrealized foreign exchange gain/ (loss) on investments		423
Unrealized gain (loss) on marketable securities	5	150	(1,145)	206
Unrealized gain (loss) on other investments		(21)
Realized (gain) loss on marketable securities included in net income		(15)	637	(210)
Accumulated other comprehensive income, closing		$749	$212	$720
Deficit, opening		$(44,727)	$(26,723)	$(14,521)
Loss for the period		(1,926)	(18,004)	(12,202)
Deficit, closing		$(46,653)	$(44,727)	$(26,723)
Shareholders' equity		$81,381	$56,472	$70,376

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOW
(expressed in thousands of U.S. dollars)
See the accompanying notes to the consolidated financial statements.

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Notes	2009	2008	2007

Operating activities
Net loss for the period		$(1,926)	$(18,004)	$(12,202)
Items not affecting cash:
Stock-based compensation	14	1,801	2,349	4,681
Depreciation and depletion		11,264	8,383	4,682
Non-controlling interest		-	-	1,483
Future income tax loss (recovery)	17	4,068	21	300
Unrealized foreign exchange loss (gain)		1,384	(58)	(386)
Impairment of asset backed commercial paper	6	-	1,394	1,327
Allowance for doubtful IVA		-	945	-
(Gain) loss on marketable securities		(15)	637	(665)
Accretion of convertible debentures	13	1,466	-	-
Mark to market gain on redemption call option	13	(2,693)	-	-
Net changes in non-cash working capital	15	(3,103)	(291)	(1,577)
Cash from (used for) operations		12,246	(4,624)	(2,357)

Investing activites
Property, plant and equipment expenditures		(17,065)	(12,625)	(17,649)
Investment in asset backed commercial paper	6	-	-	(5,203)
Long term deposits		(239)	(37)	(877)
Investment in marketable securities		(2,361)	(3,963)	(1,555)
Proceeds from sale of marketable securities		581	5,995	2,504
Cash used in investing activities		(19,084)	(10,630)	(22,780)

Financing activities
Equity instruments issued	14 (d)	1,351	2,541	9,891
Equity issued on short form prospectus	14 (c)	17,337	-	-
Equity issued on private placement	14 (c)	3,703	-	-
Issuance of convertible debentures	13	11,225	-	-
Share issuance costs	14 (c)	(1,673)	(282)	(47)
Debenture issuance costs	13	(1,191)	-	-
Interest paid	13	(794)	-	-
Cash from financing activites		29,958	2,259	9,844

Increase (decrease) in cash and cash equivalents		23,120	(12,995)	(15,293)
Cash and cash equivalents, beginning of period		3,582	16,577	31,870
Cash and cash equivalents, end of period		$26,702	$3,582	$16,577

See note 15 for supplementary cash flow information.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Endeavour Silver Corp. and its subsidiary companies (collectively the “Company” or “Endeavour Silver”) are engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant operating losses to date and its ability to continue as a going concern is dependent on its ability to attain profitable operations or continue to raise financing. The Company has $38.8 million in working capital as of December 31, 2009, which management deems is sufficient to meet the Company’s current business objectives for the foreseeable future.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Significant measurement differences from United States GAAP are described in Note 20 to these financial statements. These consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineralized reserves, estimating the fair values of financial instruments, estimating the fair value convertible debentures components, impairment of long-lived assets, measurement of asset retirement obligations, valuation allowances for future income tax assets, and assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(c)	Financial instruments

Financial assets and financial liabilities, including derivatives, are measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Financial assets and liabilities held-for-trading are measured at fair value with changes in those fair values recognized in net income. Financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. Available-for- sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost. Derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges. The Company has no such designated hedges.

For information on the Company’s financial instruments is further described in Note 18.

The transition adjustment attributable to the re-measurement of available-for-sale to fair value was recognized in accumulated other comprehensive income as at January 1, 2007.

(d)	Fair value of financial instruments

The fair values of the Company’s cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity. Marketable securities are recorded at fair value. Notes received from the restructuring of asset backed commercial paper are recorded at management’s estimated fair value.

(e)	Comprehensive income/loss

Other comprehensive income represents changes in shareholders’ equity during a period arising from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale. The components of accumulated comprehensive income are disclosed in the consolidated statement of shareholders’ equity.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Foreign currency translation

The Company uses the U.S. dollar as its functional and reporting currency. Therefore accounts denominated in currencies other than the U.S. dollar have been translated as follows:

Revenue and expense items at the rate of exchange in effect on the transaction date;
Non-monetary assets and liabilities at historical exchange rates, unless such items are carried at market, in which case they are translated at the exchange rate in effect on the balance sheet date;
Monetary assets and liabilities at the exchange rate at the balance sheet date; and
Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(g)	Cash and cash equivalents
Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of ninety days or are readily convertible into cash.

(h)	Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are classified as available-for-sale and carried at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income.

(i)	Inventories

Product inventories are valued at the lower of average production cost and net realizable value. Work-in-process inventories, including ore stockpiles are valued at the lower of average production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory characterized as dore bars or concentrate is valued at the lower of average production costs and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(j)	Mineral properties, plant and equipment

Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development process of feasible properties. Expenses relating to exploration properties are expensed as incurred. Prior to 2007, the Company capitalized exploration expenditures directly related to specific mineral properties. Exploration expenditures on non-producing properties are expensed, while acquisition costs are capitalized.

Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production basis using proven and probable reserves (as defined by National Instrument 43-101).

Plant and equipment are recorded at cost and amortized using the straight-line method at rates varying from 10% to 30% annually.

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)	Asset retirement obligations

These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

(l)	Revenue recognition

Mineral revenue, based upon prevailing metal prices, is recognized upon delivery when title and risk of ownership of metals or metal bearing concentrate passes to the buyer and when collection is reasonably assured. Revenue is subject to adjustment upon final settlement of metal prices, weights and assays. Historically any such adjustments have been insignificant.

(m)	Stock-based compensation

The Company has a share option plan which is described in Note 14(d). The Company records all stock-based compensation for options using the fair value method. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(n)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(o)	Loss per share

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year. In the Company’s case, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(p)	Comparative figures
Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current year.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

(a)	Recently released Canadian accounting standards

The Company has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on the Company:

i)

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The adoption date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

The detailed assessment is ongoing and to date the Company has identified presentation and disclosure, mineral property, plant and equipment, future income taxes, assets retirement obligation and financial instruments as areas where the adoption of IFRS may have a material effect on the Company’s financial reporting, processes and controls. The Company is also assessing the available elections under IFRS to determine the effect of each election to the Company. This detailed assessment is expected to be completed in the second quarter of 2010.

4.	BUSINESS ACQUISITION AND SIGNIFICANT ASSET ACQUISITIONS

a)	Acquisition of the Guanacevi property

In May 2004, the Company entered into an option agreement to acquire 100% interest in the outstanding shares of Minera Santa Cruz y Garibaldi SA de CV (“Minera Santa Cruz”), which owns 100% of the producing Santa Cruz silver-gold mine located in Durango, Mexico for $2.5 million, with final payment occurring January 28, 2008.

In 2007, the Company issued 1,526,201 shares of the Company with a fair market value of $4.88 per share to acquire the remaining 49% of outstanding shares in Minera Santa Cruz.

b)	Acquisition of the Guanajuato mines project

On April 30, 2007 the Company acquired the exploitation contracts to the Unidad Bolanitos silver-gold mines and plant located in the northern parts of the Guanajuato and La Luz silver districts in the state Guanajuato, Mexico. The Company paid $2.4 million in cash and 224,215 shares of the Company with a fair market value of $4.46 per share.

On May 30, 2007 the Company acquired 100% of the Guanajuato mine assets from two subsidiary companies of Industrias Penoles SA de CV (“Penoles”). The assets consist of 2,071 hectares of land, three mines and a 500 ton per day processing plant. The purchase price was 800,000 shares of the Company with a fair market value of $4.84 per share and 250,000 2 year warrants with an exercise price of CAN $5.50. The fair value of the warrants was determined to be $460; the fair value was based on an expected stock price volatility of 68.7%, expected life of 2 years and an estimated risk-free rate of 3.98%. The 2 year warrants expired May 30, 2009.

The Company accounted for these acquisitions as asset acquisitions as the contracts and the plant are considered to be separate asset purchases that do not represent a business as defined under Canadian GAAP.

The Company allocated $7.3 million to mineral properties, $396 to the plant and recognized an asset retirement obligation of $664 related to the future reclamation of the Guanajuato properties (Note 12).

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

5.	MARKETABLE SECURITIES

	December 31	December 31
	2009	2008
Investment in marketable securities, at cost	$1,828	$35
Unrealized gain on marketable securities	150	-
Unrealized foreign exchange gain (loss)	67	-
	$2,045	$35

6.	INVESTMENTS IN NOTES RECEIVABLE (PREVIOUSLY “ASSET BACKED COMMERCIAL PAPER”)

At December 31, 2009 the Company held restructured Asset Backed Commercial Paper Notes (the “Notes”) that were obtained in February 2009 from the restructuring of Canadian Asset Backed Commercial Paper (“ABCP”). The ABCP was purchased in a Canaccord Capital account in 2007 with a par value CAN $5.2 million. At the dates at which the Company acquired the investments, the non-bank sponsored ABCP was rated RI (High) by Dominion Bond Rating Services (“DBRS”), the highest credit rating issued for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

The Company assessed the estimated fair value of its investment and based on the available information regarding current market conditions, the underlying assets and the indicative values contained in the report issued by JP Morgan, we recorded a total impairment charge of $2.7 million in prior years. There was a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the ABCP. The Company estimated the value using a basic discounted cash flow model assuming principal is repaid between 2013 and 2016, interest earned at banker acceptance less 50 bps, using a 12% discount rate. This resulted in an estimated fair value of CAN$2.6 million.

In September 2007, a Pan-Canadian Committee (the “Committee”) consisting of a panel of major ABCP investors was formed to restructure the affected ABCP trusts. In January 2009, the Committee successfully completed the restructuring based on a report issued by J.P. Morgan. The restructuring plan was executed as follows:

The creation of three master asset vehicles (“MAV”), within each MAV, the issuance of 5 different series of notes:

Class A-1 Notes are the senior notes, with the other series of Notes subordinated to them. Class A-1 Notes are expected to have maturities from 6 to 8 years and a coupon rate of Bankers Acceptance (“BA”) Rate less 0.5%.

Class A-2 Notes are senior to the Class B Notes, C Notes and IA Tracking Notes. Class A-2 Notes are expected have maturity of 8 years and a coupon rate of BA Rate less 0.5%
Class B Notes are senior to the Class C Notes and IA Tracking Notes. Class B Notes are expected to have a maturity of 8 years and a coupon rate BA Rate of less 0.5%

Class C Notes are senior to the IA Tracking Notes. Class C Notes are expected to have a maturity of 8 years and a coupon rate of 20%. It was stated by JP Morgan that for the Class C Notes “investors” should expect return closer to BA Rate less 0.5%.

IA Tracking Notes are expected to have a maturity of 8 years and a coupon rate equivalent to the net rate of return generated by the specific underlying assets.

Based on the Restructuring Plan:

	º	CAN $3,229 of our investments were replaced with Class A-1 Notes
	º	CAN $1,093 of our investments were replaced with Class A-2 Notes
	º	CAN $ 198 of our investments were replaced with Class B Notes º CAN $ 140 of our investments were replaced with Class C Notes
	º	CAN $ 464 of our investments will be were replaced with IA Tracking Notes (Class 15)

The Company updated the valuation model to reflect the Notes that were distributed as a result of the restructuring. The Notes were recorded at their estimated fair value of CAN $2.6 million, resulting in no gain or loss on implementation of the restructuring. The Company received $255 of interest in the period in accordance with the terms of the Notes. Due to the improved liquidity in the markets in the fourth quarter of 2009, the Notes have been recognized as a current asset as at December 31, 2009.

The Company has classified the Notes as available for sale. Management has recorded the Notes at their estimated fair market value with the impact of market fluctuations recognized through other comprehensive income, unless there are declines in value that are concluded to be other than temporary, in which case the declines will be charged to operations.

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

7.	ACCOUNTS RECEIVABLE AND PREPAIDS

	December 31	December 31
	2009	2008

Trade receivables	$-	$1,661
IVA receivables	4,497	2,886
Other receivables (1)	1,942	843
Prepaids and advances	1,028	813
	$7,467	$6,203
(1) Includes receivable from monthly income tax installments of $1,869 (2008 - $720)

In 2008, the Company recorded an $800 allowance related to value added tax outstanding from periods prior to 2007, and wrote off $145 of value added tax related to 2007 and 2008, which is deemed uncollectible.

8.	INVENTORIES

	December 31	December 31
	2009	2008

Warehouse inventory	$2,446	$1,642
Stockpile inventory	1,412	151
Finished Goods inventory	1,834	941
Work in process inventory	408	425
	$6,100	$3,159

9.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with related party companies and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The Company has a $133 receivable related to administration costs outstanding as of December 31, 2009 (2008 – $ 21, 2007 - $ nil).

During the course of the period the company paid $ nil (2008 - $155, 2007 - $177) in consulting fees to a company with common directors and management.

The Company has paid $228 for legal services to a legal firm with a common member of management. The Company has a $5 payable related to legal costs outstanding as of December 31, 2009. In 2008 and 2007 the Company paid $120 and $130, respectively for legal services to a separate legal firm with a former member of management.

On December 31, 2007 the Company signed option agreements with Aztec Metals Corp. (“Aztec”) a non-public company with common directors, whereby Aztec had the right to acquire unexplored properties (Rio Chico and Matehuala) for a cash payment of $63 and issuance of 533,333 common shares in Aztec.

Aztec paid Endeavour $43 and delivered a signed silver participation contract June 30, 2008 to exercise the option on the Matehuala property and cancelled the option to acquire the Rio Chico property during the year. The common shares acquired by the Company have an estimated value of $35 as of December 31, 2009, compared to $160 original cost. The Company has $110 receivable related to 2008 property tax payments and the initial Rico Chico option payment outstanding as of December 31, 2009.

Endeavour Silver Corp.	Page - 15 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

10.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

	December 31, 2009			December 31, 2008
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Properties	$49,423	$17,684	$31,739	$37,066	$9,041	$28,025
Mill	18,738	5,348	13,390	17,380	3,366	14,014
Machinery and equipment	11,498	2,132	9,366	7,575	1,190	6,385
Transportation and vehicles	1,056	528	528	1,003	370	633
Buildings	1,861	359	1,502	1,770	185	1,585
Office equipment	870	393	477	689	206	483
	$83,446	$26,444	$57,002	$65,483	$14,358	$51,125

(a)	Guanacevi properties (Durango, Mexico)

See Note 4, Business acquisitions and significant asset acquisitions to these financial statements for a discussion of the acquisitions of Minera Santa Cruz.

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). The Company is required to send all mineral production from these properties to the Peñoles smelter in Torreon, Mexico, for smelting and refining. Peñoles retains a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties if any.

On November 22, 2007, the Company paid $50 and issued 30,000 common shares to enter into an option agreement to acquire 100% interest in the El Maliche property in the Guanacevi district with a further payment of $50 due within 18 months. During 2009 the Company acquired 100% interest through the final $50 payment.

On November 29, 2007, the Company signed an option to acquire 100% interest in 15 properties within the San Pedro district in the state of Durango. The Company issued 120,000 common shares and 60,000 1-year warrants with an exercise price of US $4.65. The fair value of the warrants was determined to be $48; the fair value was based on an expected stock price volatility of 55.5%, expected life of 1 year and an estimated risk-free rate of 3.98%. The warrants expired unexercised. To acquire the properties, the Company was required to issue 570,776 shares as final payment in November 2009. In November 2009, the Company signed an agreement to defer the share payment until the second quarter of 2010.

In February 2009, the Company signed an option agreement to acquire Porvenir Cuatro concessions located in the Guanacevi district for payments totalling $700 over two years. The Company paid $100 on ratification of the option and issued 136,426 shares equivalent to $200. To acquire the property the Company is required to issue an additional $240 worth of shares within 1 year of the agreement date and $160 in cash or shares within 2 years of the agreement date. Subsequent to year end, the Company issued 71,428 shares valued at $240 and paid $160 to acquire the property.

In prior years the Company acquired various property concessions in the Guanacevi District that it maintains with nominal property tax payments to the Mexican government.

In October 2005, the Company acquired a mining lease from Minera Tayahua, S.A. de C.V., on the El Porvenir property in Guanacevi. Under the lease agreement, the Company agreed to mine El Porvenir at a rate between 9,000 tonnes and 27,000 tonnes per quarter and to pay a 3% net smelter royalty from production. The Company held the exclusive right to mine the El Porvenir property for a 5-year period, however the agreement included a clause that either party can terminate the contract in advance, without indicating cause, communicating the termination date at least 2 years before the effective date of the termination. On August 16, 2006 the Company received a letter indicating contract termination as of August 31, 2008. The Company mined the El Porvenir property until August 30, 2008.

Endeavour Silver Corp.	Page - 16 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

MINERAL PROPERTY, PLANT AND EQUIPMENT (continued)

(b)	Parral properties

In August 2006, The Company acquired the option to purchase the concession rights in the El Cometa properties. During the year ended December 31, 2009 the Company made the final payments on the properties totaling $100 to acquire the concession rights for total compensation of $350.

In August 2009, The Company acquired the option to acquire a 100% interest in the San Juanico properties by making $130 payments over 18 months and a final payment in 24 months of a minimum $300 up to a maximum of $1.9 million based on the NI 43-101 compliant silver-equivalent resources at the exercise date (using only gold as an equivalent based on price ratio of silver and gold). The Company paid $40 on ratification of the option.

The Company also entered into an agreement with the current owner of San Juanico to share in the production from the properties during the 24 month option period. The Company has agreed to advance the owner up to $150 at an annual interest rate of 9% to redevelop the San Juanico mine back into small scale production. The loan is secured by a first mortgage on the San Juanico properties. As of December 31, 2009, the Company advanced $130 held in prepaids and advances. Subsequent to year end, the Company advanced the additional $20 available under the terms of the agreement.

(c)	Arroyo Seco properties

In October 2006, the Company acquired an option to purchase a 100% interest in the Arroyo Seco property, in Michoacan, Mexico for $229,000 over 4 years. During 2009 the Company acquired 100% interest with the final $45 payment.

(d)	Mineral property contingencies

Management believes the Company has diligently investigated rights of ownership of all of the mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(e)	Subsequent Events

In February 2010, the Company acquired the option to acquire a 100% interest in the San Sebastian properties, located in Jalisco, Mexico by paying a total of $2.75 million over three years, of which the Company has paid $50,000 on ratification of the options. The Company is also required to spend $2.0 million on exploration over three years.

11.	PROMISSORY NOTE

In April 2009, the Company purchased $918 of mining equipment from Sandvik Mining and Construction de Mexico SA de CV (“Sandvik”). The Company financed $596 of the purchase by a promissory note, which is paid with equal installments over a 36 month period incurring simple annual interest of 10% on the outstanding balance. As of December 31, 2009, a balance of $479 remains. The promissory note has been designated as other liabilities and is recognized at amortized cost.

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

12.	ASSET RETIREMENT OBLIGATIONS

Although the ultimate amount of the reclamation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of estimated cash flows required to settle the Company’s estimated obligations is $1,858 (2008 – $1,858), which has been discounted using a credit adjusted risk free rate of 8.25%. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. The timing of cash flows has been estimated based on the mine lives using current reserves, measured and indicated resources.

Changes to the reclamation and closure cost balance during the period are as follows:

Balance at December 31, 2008	$1,445

Changes during the period:
Incurrence	-
Change in estimate	135
Interest accretion	160

Balance at December 31, 2009	$1,740

The present value of the reclamation liabilities may be subject to change based on management’s changes to estimates, changes in remediation technology or changes to the applicable laws and regulations.

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

13.	CONVERTIBLE DEBENTURES

In February 2009, the Company issued CAN $14 million in 10% subordinated unsecured convertible redeemable debentures (the “Debentures”) maturing February 2014. The interest is 10% annually, paid quarterly in arrears. At any time, each Debenture may be converted by the holder into one unit consisting of one of the Company’s common shares and one half of a common share purchase warrant at an initial conversion rate of 526.3 units for each CAN $1,000 Debenture, representing an initial conversion price of CAN $1.90 per unit. Additional units may become issuable following the occurrence of certain corporate acts or events. Each full share purchase warrant will entitle the holder to purchase one common share at an exercise price of CAN $2.05. A total of 7,364,737 common shares are issuable upon conversion. Subsequent to August 26, 2010, each Debenture can be redeemed by the Company for cash, plus a redemption fee of 7%, provided the closing share price is greater than CAN $2.85.

As the Debentures include both cash payment and equity conversion features, the gross proceeds have been allocated between liability and equity elements, as described further below. The liability element has been designated as other liabilities and is recognized at amortized cost. The related transaction costs are allocated on a proportional basis. The transaction costs associated with the liability portion of the Debentures are deferred and amortized over their expected term.

The face value of the Debentures has been allocated as follows for accounting purposes:

	CAN $	US $
Allocation of gross proceeds

Gross Proceeds	$13,993	$11,225
Fair value of liability portion	10,492	8,417
Fair value of equity portion	3,501	2,808

Liability portion of convertible debentures
Opening balance	-	-
Initial fair value of debt component	10,492	8,417
Issuance costs	(1,547)	(1,241)
Accretion expense	1,643	1,466
Interest accrued	(267)	(254)
Interest paid	(883)	(794)
Conversion into common shares	(889)	(829)
Foreign exchange (gain)/loss on revaluation	-	1,384
Closing balance of liability portion	$8,549	$8,149

Equity portion of convertible debentures
Opening balance	-	-
Initial fair value of equity portion	3,501	2,808
Issuance costs	(516)	(415)
Conversion into common shares	(286)	(229)
Closing balance of equity portion	$2,699	$2,164

The fair value of the liability portion of the Debentures at initial recognition was estimated using a discounted cash flow method, with the Company’s incremental borrowing rate estimated to be 18%. The fair value of the equity component was estimated using the residual value method. The Company has determined that its redemption option had no material value at inception, but due to change of estimated inputs, the rise in the Company’s share price and estimated borrowing rate, a gain of $2,693 was recorded in the fourth quarter. As at December 31, 2009 the redemption option was valued using a binomial lattices model using a volatility estimate of 65%, risk free rate of 2.3% and estimated borrowing rate of 12% over the life of the Debentures. The liability portion of the Debentures is accreted over an expected life of 5 years using the effective interest method. Total financing fees associated with the transaction were $1,656, which were allocated on a proportional basis between the liability component ($1,241) and equity component ($415). The Company paid $1,191 and issued 644,414 share purchase warrants exercisable at CAN$ 1.90 for five years with an estimated value of $465 as consideration for the financing fees. The agent warrants were valued using Black-Scholes valuation technique with an expected life of 5 years and a volatility of 73%.

During the year, CAN $1.34 million of convertible debentures were converted into 706,313 common shares and 353,155 warrants.

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

14.	SHARE CAPITAL

(a)

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

(b)	As at December 31, 2009 and December 31, 2008 a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

(c)	Private Placements/Public Offerings

(i)

In October 2009, the Company completed a prospectus offering and exercise of the over allotment for 6,152,500 units at CAN $3.00 per unit for gross proceeds of CAN $18.5 million. Each unit is comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN $3.60 until October 7, 2011. The agents received a cash commission of 6% totaling $1.1 million and 369,150 agents’ warrants at an exercise price of CAN $3.00 until October 7, 2011. The warrants issued to the agents have an estimated fair value of $0.5 million and have been recorded in share capital on a net basis. Share issuance costs including the finders’fee totaled $1,992.

(ii)

In October 2009, the Company completed a non-brokered private placement for 1,299,843 units at CAN$3.00 per unit for gross proceeds of CAN$ 3.9 million. Each unit consisted of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN$3.60 until October 26, 2011 (Note 14(g)). A finders’ fee of 6% was paid on a portion of the private placement totaling $154. Share issuance costs including the finders’fee totaled $219.

(iii)

In December 2008, the Company completed a brokered and non brokered private placement of special warrants for 2,311,540 units at CAN $1.30 per unit for gross proceeds of CAN $3.0 million. Each special warrant was exercisable into a unit comprised of one common share and one-half of a common share purchase warrant. Each whole share purchase warrant is exercisable to purchase one common share at an exercise price of CAN $1.90 until February 25, 2014. The agents received a cash commission of 6% totaling $140 and 131,792 agents’ warrants at an exercise price of CAN $1.51 until February 25, 2014. The warrants issued to the agents have an estimated fair value of $0.1 million and have been recorded in share capital on a net basis. All of the special warrants were converted into units February 25, 2009 and the value assigned to the special warrants was reclassified into share capital in the period ended March 31, 2009.

Endeavour Silver Corp.	Page - 20 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

SHARE CAPITAL (continued)

(d)	Purchase options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the current Company’s stock option plan approved by the Company’s shareholders in fiscal 2009 at exercise prices determined by reference to the market value on the date of the grant. The stock option plan allows for, with approval by the board, granting of options to its directors, officers, employees and consultants to acquire up to 10% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the periods presented:

Prices expressed in CAN $
	December 31, 2009		December 31, 2008		December 31, 2007
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of Shares	price	of Shares	price	of Shares	price

Outstanding, beginning of period	4,733,400	$3.28	4,089,400	$3.25	3,626,400	$2.43
Granted	2,325,000	$2.71	2,133,000	$3.20	1,685,000	$4.13
Exercised	(585,800)	$1.61	(88,000)	$0.83	(727,000)	$2.70
Cancelled (1)	(1,284,900)	$4.71	(1,401,000)	$3.31	(495,000)	$3.07
Outstanding, end of period	5,187,700	$2.63	4,733,400	$3.28	4,089,400	$3.25

Options exercisable at period-end	2,669,700	$2.57	4,263,400	$3.33	4,089,400	$3.25

(1) 20,000 options priced were cancelled in exchange for 10,332 share appreciation rights in 2008, while 245,000 options were cancelled in exchange for 142,520 share appreciation rights in 2007. There were no cancellations of options for share appreciation rights in 2009. See note 14 (e)

The following tables summarize information about stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	Dec 31, 2009	(Number of Years)	Prices	Dec 31, 2009	Prices

$1.00 - $1.99	936,000	4.4	$1.84	545,000	$1.84
$2.00 - $2.99	2,572,000	1.9	$2.47	1,852,000	$2.64
$3.00 - $3.99	1,624,700	4.6	$3.26	217,700	$3.11
$4.00 - $4.99	40,000	7.5	$4.89	40,000	$4.89
$5.00 - $5.99	15,000	2.2	$5.36	15,000	$5.36

	5,187,700	3.3	$2.63	2,669,700	$2.57

During the year ended December 31, 2009, the Company recognized stock-based compensation expense of $1.4 million (2008 - $2.3 million, 2007 – $4.7 million) based on the fair value of options granted.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Endeavour Silver Corp.	Page - 21 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

SHARE CAPITAL (continued)

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions for the period ended:

	Period Ended	Period Ended	Period Ended
	December 31, 2009	December 31, 2008	December 31, 2007

Weighted average fair value of options granted during the period	$1.44	$1.71	$2.76

Risk-free interest rate	2.24%	3.23%	3.98%
Expected dividend yield	0%	0%	0%
Expected stock price volatility	76%	67%	67%
Expected option life in years	4.03	4.00	5.52

In 2008, the Company granted stock options to new employees to acquire up to 498,000 common shares at a weighted average exercise price of CAN $3.91 per share with expiry dates between January 1, 2013 and May 31, 2013 with no vesting periods. The Company granted stock options to directors, officers, employees and contractors to acquire up to 1,635,000 common shares at an exercise price of CAN $2.98 per share with expiry dates between June 1, 2013 and November 30, 2013. All options granted subsequent to June 1, 2008 are subject to a vesting period, where by 20% of the options vest immediately while the remaining vest 20% every six months over a two year period.

In 2009, the Company granted stock options to directors, officers, employees and contractors to acquire up to 2,325,000 common shares at a weighted average exercise price of CAN $2.71 per share with expiry dates between June 22, 2014 and November 12, 2014. All options granted are subject to vesting periods.

On July 29th, 2009, the Board of Directors approved a re-pricing of 670,000 employee options with weighted average remaining contractual life of 4.4 years and option price of CAN $3.79. The re-priced options weighted contractual life will remain 4.4 years, while the options will have an exercise price of CAN $2.01 and a one year vesting period. Using the Black Scholes model, the option re-pricing resulted in an additional estimate fair market value of $222 for the change in exercise prices as of July 29th, 2009. The additional fair value is recognized over the additional vesting period, resulting in $104 expense in 2009.

On July 29th, 2009, the Board of Directors approved the cancellation of 1,120,000 insider options with weighted average remaining contractual life of 6.8 years and option price of CAN $4.89. The insider options were fully vested, therefore the cancelation had no impact to stock based compensation.

(e)	Share appreciation rights plan

The company allowed that in the event that the Company graduated to a TSE listing, a participant may, as allowed under the Exchange policies, if determined by the Board, have the right (the “Right”), when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the market price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common shares subject to the Option times the difference between the market price on the day immediately prior to the exercise of the Right and the Option exercise price. The shareholder rights plan agreement was approved and activated June 14, 2006. During fiscal 2009, no options (2008 – 20,000, 2007 – 245,000) were cancelled for the exchange of share appreciation rights (2008 – 10,332, 2007 – 142,520).

(f)	Stock Bonus Plan

As of June 2, 2009, shareholders approved a stock bonus plan whereby the Board of Directors have the authority to grant common shares without par value in the Company to the directors, executive officers and employees of the Company up to, in aggregate, a maximum of 250,000 common shares per calendar year. As of December 31, 2009, 80,000 common shares were granted to executive officers and an employee of the Company valued at $371 expensed as stock based compensation.

Endeavour Silver Corp.	Page - 22 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

SHARE CAPITAL (continued)

(g)	Warrants

At December 31, 2009, the Company had outstanding warrants to purchase an aggregate 6,030,989 common shares as follows:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2008	Issued	Exercised	Expired	December 31, 2009
CAN $
$5.50	May 30, 2009	250,000	-	-	(250,000)	-
$4.65	January 8, 2009	60,000	-	-	(60,000)	-
$1.51	February 25, 2014	131,792	-	-	-	131,792
$1.90	February 25, 2014	-	1,155,770	(87,500)	-	1,068,270
$1.90	February 26, 2014	-	644,414	(122,207)	-	522,207
$2.05	February 26, 2014	-	353,155	(37,368)	-	315,787
$3.60	October 7, 2011	-	3,076,250	-	-	3,076,250
$3.00	October 7, 2011	-	369,150	(102,381)	-	266,769
$3.60	October 26, 2011	-	649,914	-	-	649,914
		441,792	6,248,653	(349,456)	(310,000)	6,030,989

122,207 warrants were elected to be exercised “cashless” in which event no payment of the exercise price is required, while the holder receives the number of shares based the intrinsic value of the warrants over the five day trading average prior to exercise. This resulted in 46,426 shares being issued.

At December 31, 2008, the Company had outstanding warrants to purchase an aggregate 441,792 common shares as follows:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2007	Issued	Exercised	Expired	December 31, 2008
CAN $
$5.50	May 30, 2009	250,000	-	-	-	250,000
$4.65	January 8, 2009	60,000	-	-	-	60,000
$1.51	February 25, 2014	-	131,792	-	-	131,792

		310,000	131,792	-	-	441,792

At December 31, 2007, the Company had outstanding warrants to purchase an aggregate 310,000 common shares as follows:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2006	Issued	Exercised	Expired	December 31, 2007
CAN $
$2.30	February 1, 2007	327,000	-	(320,000)	(7,000)	-
$2.90	October 5, 2007	2,601,634	-	(2,554,134)	(47,500)	-
$5.25	October 24, 2007	3,539,920	-	(10,135)	(3,529,785)	-
$3.70	August 23, 2007	167,888	-	(153,953)	(13,935)	-
$5.50	May 30, 2009	-	250,000	-	-	250,000
$4.65	January 8, 2009	-	60,000	-	-	60,000
		6,636,442	310,000	(3,038,222)	(3,598,220)	310,000

Endeavour Silver Corp.	Page - 23 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

15.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Period Ended	Period Ended	Period Ended
	December 31,	December 31,	December 31,
	2009	2008	2007

Net changes in non-cash working capital
Accounts receivable and prepaids	$(1,264)	$52	$(4,096)
Inventories	(2,043)	(662)	634
Due from related parties	(124)	109	(194)
Accounts payable and accrued liabilities	(217)	991	1,302
Income taxes payable	545	(781)	777
	$(3,103)	$(291)	$(1,577)

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	$135	$(264)	$525
Tax gross up related to acquistion of subsidiaries	-	-	1,853
Fair value of exercised options allocated to share capital	533	46	1,049
Fair value of shares issued under the share appreciation rights plan	-	21	283
Fair value of equity issued on buy out of Minera Santa Cruz	-	-	7,444
Fair value of agent warrants issued on financings	1,001	82	-
Fair value of equity issued on acquisition of Guanajuato mines project	-	-	5,332
Fair value of equity issued on acquisition of other mineral properties	200	-	661
Fair value of share bonus included in accounts payable	108	-	-
Fair value of exercised agent warrants allocated to share capital	236	-	-
Exercise of convertible debentures	1,058	-	-

Other cash disbursements:
Interest paid on convertible debenture	794	-	-
Interest paid on promissory note	40	-	-
Monthly income tax instalments	1,869	740	1,243

Endeavour Silver Corp.	Page - 24 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

16.	SEGMENT DISCLOSURES

The Company has identified both Guanacevi and Guanajuato mines as segments.

		December 31, 2009
	Corporate	Guanacevi	Guanajuato	Total

Cash and cash equivalents	$22,851	$3,825	$26	$26,702
Marketable securities	2,045	-	-	2,045
Notes receivable	2,476	-	-	2,476
Accounts receivables and prepaids	1,060	5,255	1,152	7,467
Inventories	-	4,722	1,378	6,100
Due to related parties	243	-	-	243
Mineral property,plant and equipment	77	45,282	11,643	57,002

Revenue	-	32,281	18,488	50,769
Cost of Sales	-	20,255	9,223	29,478
Depreciation	67	8,778	2,419	11,264
Earnings (loss) before taxes and other items	$(7,927)	$3,247	$6,847	2,167

		December 31, 2008
	Corporate	Guanacevi	Guanjuato	Total

Cash and cash equivalents	$3,246	$255	$81	$3,582
Marketable securities	35	-	-	35
Accounts receivables and prepaids	1,758	2,837	1,608	6,203
Inventories	-	2,175	984	3,159
Due to related parties	119	-	-	119
Mineral property,plant and equipment	100	41,547	9,478	51,125
Long term investments	2,155	-	-	2,155

Revenue	-	30,692	8,610	39,302
Cost of Sales	-	19,950	7,852	27,802
Depreciation	58	5,987	2,338	8,383
Earnings (loss) before taxes and other items	$(20,180)	$4,757	$(1,580)	(17,003)

Endeavour Silver Corp.	Page - 25 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

17.	INCOME TAXES

On October 1, 2007, the Government of Mexico enacted legislation which introduces certain tax reforms including a new minimum flat tax effective January 1, 2008. In 2008 and 2009, the interpretation of the legislation, planning and experience resulted in the Company assessing that the future income tax of the projects and entities will be subject to the income tax regime over the life of the projects as opposed to estimating the entities would be subject to the minimum flat tax regime in 2007.

When circumstances cause a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance will be reflected in current income.

The reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is as follows:

	December 31,	December 31,	December 31,
	2009	2008	2007

Canadian statutory tax rates	30.00%	31.00%	34.12%

Income tax benefit computed at Canadian statutory rates	$(192)	$(5,263)	$(3,772)
Foreign tax rates different from statutory rate	542	838	(341)
Temporary differences not recognized in the period	460	325	2,855
Permanent differences	1,610	2,063	2,008
Change in Mexico tax regime estimate	-	1,332	(1,332)
Change in valuation allowance	1,673	1,706	1,751
Tax provision	$4,093	$1,001	$1,169

The tax effect of the temporary differences that gives rise to future tax as of December 31, 2009 and 2008 for Mexico subsidiaries is presented below:

	December 31,	December 31,
Mexico operations	2009	2008

Future income tax assets:
Tax loss carryforwards	$1,365	$2,281
Other	1,437	$810
Future income tax liabilities:
Mineral properties, plant and equipment	$(8,781)	$(7,127)
Other	$(2,124)	$-
Future income tax liabilities, net	$(8,103)	$(4,036)

As at December 31, 2009, the Company had available for deduction against future taxable income in Mexico non-capital losses of approximately MXN $60.4 million (2008 – MXN $111.1 million). These losses, if unutilized, have expiration years ranging from 2011 to 2019.

Endeavour Silver Corp.	Page - 26 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

17.	INCOME TAXES (continued)

The tax effect of the temporary differences that gives rise to future tax assets as of December 31, 2009 and December 31, 2008 for Canadian operations is presented below:

	December 31,	December 31,
Canada operations	2009	2008

Future income tax assets:
Tax loss carryforwards	$6,449	$3,861
Mineral properties, plant and equipment	588	508
Other	257	437
Total future income tax assets	7,294	4,806
Valuation allowance	(7,294)	(4,806)
Future income tax assets, net	$-	$-

As at December 31, 2009, the Company had available for deduction against future taxable income in Canada non-capital losses of approximately CAN$22.2 million (2008 – CAN $16.0 million). These losses, if unutilized, have expiration years ranging from 2011 to 2029.

Endeavour Silver Corp.	Page - 27 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

18.	FINANCIAL INSTRUMENTS

(i) Financial Assets and Liabilities

The Company’s financial instruments consist of cash and cash equivalents, receivables, marketable securities, accounts payable, accrued liabilities, asset backed commercial paper notes (“ABCP Notes”), promissory note and convertible debentures. Cash and cash equivalents are designated as held for trading and therefore carried at fair value, with the unrealized gain or loss recorded in income. Receivables are designated as loan receivables and accounts payables, accrued liabilities, promissory note and convertible debentures are designated as other financial liabilities and recorded at amortized cost. Marketable securities and ABCP Notes are designated as available for sale with the unrealized gain or loss recorded in other comprehensive income. Interest income and expense are both recorded in income.

The fair value hierarchy establishes three levels to classify inputs to the valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable (supported by little or no market activity).

Cash and cash equivalents and promissory note are stated at fair value and are classified as Level 1 of the fair value hierarchy. The fair values of, accounts receivables, accounts payable, accrued liabilities are approximate carrying value because of the short term nature of these instruments.

The fair value of available for sale marketable securities is determined based on a market approach reflecting the closing price of each particular security at the closing balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available for sale securities are classified within Level 1 of the fair value hierarchy.

The fair value of the ABCP Notes are determined by discounting the stream of future payments at the estimated prevailing market rates (Note 6) and are classified within Level 2 as of December 31, 2009. Prior to the successful restructuring of the asset backed commercial paper in January 2009, the ABCP inputs were unobservable and therefore classified as Level 3 of the fair value hierarchy.

The fair values of the convertible debentures are determined as described in Note 13 and are classified within Level 2.

(ii) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts and IVA receivable balance. Credit risk exposure on bank accounts is limited through maintaining its cash and equivalents with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account the Company’s holdings of cash equivalents, marketable securities and receivables. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Endeavour Silver Corp.	Page - 28 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

FINANCIAL INSTRUMENTS (continued)

Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. The Company’s operating expenses are primarily incurred in Mexican pesos and Canadian dollars, and the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company’s convertible debentures were issued in Canadian dollars and related interest expense is incurred in Canadian dollars. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The US dollar equivalent of financial assets and liabilities denominated in currencies other than the US dollar as at December 31 are as follows:

	December 31, 2009		December 31, 2008
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial Assets	$24,025	$7,582	$5,068	$4,825
Financial Liabilities	(9,228)	(2,946)	(870)	(2,679)
Net Financial Liabilities	$14,797	$4,636	$4,198	$2,146

Of the financial assets listed above, $19,203 (2008 – $2,571) represents cash and cash equivalents held in Canadian dollars, and $2,426 (2008 - $851) represents cash held in Mexican Pesos. The remaining cash balance is held in US dollars.

As at December 31, 2009, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would decrease net earnings by $0.7m due to these financial assets and liabilities.

As at December 31, 2009, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would decrease net earnings by $0.2m due to these financial assets and liabilities.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents.

With respect to financial liabilities, the convertible debentures and promissory note are not subject to interest rate risk given the fixed rate of 10% per annum for both liabilities.

19.	COMMITMENTS

The Company has operating lease commitments for office space for $253 annually until 2011, totalling $0.5 million. Commitments relating to the Company’s mineral properties are disclosed in note 10.

Endeavour Silver Corp.	Page - 29 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

20.	RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

Accounting practices under Canadian and United States generally accepted accounting principles (“GAAP”), as they affect the Company, are substantially the same, except for the following measurement differences.

(a)	Stock based compensation

Under U.S. GAAP, all share based payments to employees, including grants of employee stock options, are recognized in the income statement based on their fair values. The Company currently uses the fair value method to account for all stock option grants. For the years presented, there are no differences in stock-based compensation, with the exceptions noted below.

Stock options issued to employees of foreign operations, with an exercise price denominated in a currency other than the US dollar, the Company’s functional currency, or the local currency of the foreign operation, are to be classified as liabilities and fair valued each period.

For the year ended December 31, 2009, the net effect of accounting for these stock options as a derivative liability reduces net earnings by $2,119, decreases equity by $610 and increases derivative liability to $2,729. In the prior year the impact was immaterial to the financial statements.

Under U.S. GAAP, stock based compensation of $1,238, $425 and $138 would be presented within general and administrative costs, cost of sales and exploration expense, respectively in 2009, whereas the stock-based compensation expense is reported separately for Canadian GAAP (2008 - $1,696, $586 and $67, 2007 -$4,681, nil and nil).

The total intrinsic value of options exercised during the year ended December 31, 2009 was $425 (2008 – $185, 2007- $2,256). The total intrinsic value and weighted average contractual term of vested options at December 31, 2009 is $3,206 and 2 years, respectively.

(b)	Convertible Debentures

Under Canadian GAAP, the liability and equity components of the convertible debentures are determined and separately classified on the consolidated balance sheets. The liability component represents the present value of the holders’ conversion feature at inception, while financing charges attributable to the liability component of the convertible debentures are included in their carrying value.

Under US GAAP, a value is assigned to the conversion feature on the convertible debentures only if the effective conversion rate is less than the market price of the common stock at the date of issuance. Accordingly, for US GAAP purposes, the entire convertible debentures are presented on the consolidated balance sheet as a liability, an increase of $2,164, while accretion expense would decrease by $360 and foreign exchange loss would increase by $327.

In accordance with FASB 133 and EITF 07-5 the convertible debentures underlying unit is denominated in a currency other than the Company’s functional currency and are not considered to be indexed to the Company’s own stock. Therefore the conversion feature must be separated from the host contract and accounted for as a derivative instrument. As a result, for US GAAP purposes as at February 26, 2009 (after the adjustments above), the debenture liability decreased by $6,614, and a derivative liability of the corresponding amount is recorded. For the year ended December 31, 2009, the derivative liability was $21,926 and equity increased $959 after the mark to market loss of $16,271.

Endeavour Silver Corp.	Page - 30 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(c)	Warrants

Under Canadian GAAP, outstanding share purchase warrants are classified and accounted for as share capital. Effective January 1, 2009, for U.S. GAAP purposes, the Company adopted a new accounting interpretation which addresses the determination of whether an equity linked financial instrument or embedded feature that has all of the characteristics of a derivative under other authoritative U.S. GAAP accounting literature is indexed to an entity’s own stock and would therefore not be accounted for as derivative instrument.

The Company’s share purchase warrants have an exercise price denominated in a currency other than the Company’s functional currency and are not considered to be indexed to the Company’s own stock. Accordingly, for US GAAP purposes, the warrants are classified and accounted for as a financial liability at their fair value with changes in fair value being included in net earnings.

The new accounting guidance has been applied to warrants outstanding as of January 1, 2009 with the cumulative effect of adoption recognized as an adjustment to opening retained earnings for US GAAP purposes. As a result, for US GAAP purposes as at December 31, 2009, a derivative liability of $10,255 was recorded, while an original warrant value included in equity of $4,213 for Canadian GAAP purposes was reversed resulting in a mark to market loss of $6,042. $585 derivative liability was created on conversion of convertible debentures. There is no impact to prior year’s consolidated financial statements.

The publicly traded warrants were value based on the quoted market value of these warrants as of December 31, 2009 and are classified in Level 1 of the fair value hierarchy. The non-publicly traded warrants have been valued using Black-Scholes valuation model and are classified in Level 2 of the fair value hierarchy.

(d)	Mineral property exploration

US GAAP requires that long lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review of recoverability, the Company is to estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized. The Securities and Exchange Commission (“SEC”) staff has indicated that their interpretation of U.S. GAAP requires mineral property exploration costs to be expensed as incurred until commercially mineable deposits are determined to exist within a particular property, as cash flows cannot be reasonably estimated prior to such determination. Accordingly, for all periods presented, the Company would expense all mineral property exploration costs for U.S. GAAP purposes, which is consistent with the Canadian GAAP treatment.

Endeavour Silver Corp.	Page - 31 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(e)	The effect of the above on the financial statements for the year ended December 31 is as follows:

	December 31,	December 31,	December 31,
Statement of Operations	2009	2008	2007

Net loss per Canadian GAAP	(3,788)	(18,004)	(12,202)

Mark-to-market loss on foreign issued options	$(2,119)	$-	$-
Mark-to-market gain (loss) on convertible debentures	(16,271)	-	-
Mark-to-market gain (loss) on warrants with a foreign currency	(6,042)	-	-
Accretion of bifurcated convertible debentures	360	-	-
Foreign exchange loss on convertible debentures	(327)	-	-
Redemption option gain	(2,693)		-
Net loss and comprehensive income loss per US GAAP	$(30,880)	$(18,004)	$(12,202)

Basic and diluted loss per share per US GAAP	$0.58	$0.37	$0.27

		December 31,	December 31,
Balance Sheets		2009	2008

Assets per Canadian GAAP		$105,881	$67,292
Adjustments related to:
Convertible debentures redemption call option	20 (b)	(2,693)	-
Assets per US GAAP		$103,188	$67,292

Liabilities per Canadian GAAP		$24,500	$10,820
Adjustments related to:
Foreign issued options derivative liability	20 (a)	2,729	-
Convertible debentures	20 (b)	327	-
Accretion of bifurcated convertible debentures	20 (b)	(360)	-
Equity portion of convertible debentures	20 (b)	2,164	-
Convertible debentures embedded derivative liability	20 (b)	15,312	-
Warrants foreign currency derivative liability	20 (c)	10,255	-
Liabilities per US GAAP		$54,927	$10,820

Shareholders' equity per Canadian GAAP		$81,381	$56,472
Adjustments related to
Foreign issued options derivative liability on exercise	20 (a)	(610)	-
Equity portion of convertible debentures	20 (b)	(2,164)	-
Mark to market conversion of convertible debentures	20 (b)	959	-
Warrants foreign currency derivative liability	20 (c)	(4,213)	-
Deficit		(27,092)	-
Shareholders' equity per US GAAP		$48,261	$56,472

Endeavour Silver Corp.	Page - 32 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

RECONCILIATION WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

(f)	Accounting for uncertainty in income taxes

In June 2006, The FASB has issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company did not have any unrecognized tax benefits at January 1, 2007. In addition, no adjustments were recognized for uncertain tax benefits during the year. Accordingly, there is no impact on the Company’s December 31, 2009 consolidated financial statements.

The Company files income tax returns in Canada and Mexico. Years ranging from 2003 through 2009, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.

(g)	Impact of recent United States accounting pronouncements:

(i)

On July1, 2009, the FASB launched it Accounting Standards Codification (ASC). Pursuant to FASB Statement No. 168, the FASB Accounting Standards Codification and Hierarchy of Generally Accepted Accounting Principles, the ASC is the sole source of authoritative US GAAP for interim and annual periods ending September 15, 2009, except for rules and interpretive releases of the Securities and Exchange Commission which are also sources of authoritative GAAP for the Company.

(ii)

The FASB has a new accounting standard related to business combinations which provides revised guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed and any non- controlling interest in the acquire. It also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The new standard is effective for the Company on January 1, 2009. The adoption of this statement had no effect on the consolidated financial statements.

(iii)

The FASB has issued a new accounting standard related to non-controlling interests in consolidated financial statements which establishes accounting and reporting standards pertaining to (i) ownership interests in subsidiaries held by parties other than the parent, (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. For presentation purposes, the new standard requires non-controlling interests to be classified as a separate component of shareholders’ equity. The new standard is effective for the Company on January 1, 2009. The adoption of this standard had no effect on the consolidated financial statements.

(iv)

The FASB has issued new accounting standards related to disclosures about derivative instruments and hedging activities which revises disclosure requirements for derivative instruments and hedging activities. The new standard is effective for the Company on January 1, 2009. The adoption of this standard had no effect on the consolidated financial statements

(v)

The FASB has issued a new accounting standard related to recognition and presentation of other-than- temporary investments which amends previous impairment guidance for debt securities to make guidance more operational and to improve the presentation and disclosure of other than temporary impairments on debt and equity securities. The new standard is effective for interim periods ending after June 15, 2009. The adoption of this standard had no effect on the consolidated financial statements.

(vi)

The FASB has issued a new accounting standard related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not ordinary which provides additional guidance for estimating fair value when the level of activity for the asset or liability has decreased. The adoption of this standard had no effect on the consolidated financial statements.

(vii)

The FASB has issued new accounting and disclosure standards related to subsequent events that occur after the balance sheet. The new standard is effective for interim periods ending after June 15, 2009. The adoption of this standard had no effect on the consolidated financial statements.

Endeavour Silver Corp.	Page - 33 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Year ended December 31, 2009, December 31, 2008 and December 31, 2007
(expressed in thousands of U.S. dollars, unless otherwise stated)

HEAD OFFICE	#301 – 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
	Telephone:	(604) 685-9775
1-877-685-9775
	Facsimile:	(604) 685-9744
	Website:	www.edrsilver.com

DIRECTORS		Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender
Geoff Handley
Rex McLennan

OFFICERS		Bradford Cooke ~ Chairman and Chief Executive Officer
Godfrey Walton ~ President and Chief Operating Officer
Dan Dickson ~ Chief Financial Officer
Dave Howe ~ Vice-President, Mexico Operations
Barry Devlin ~ Vice-President, Exploration
Hugh Clarke ~ Vice-President, Corporate Communications

REGISTRAR AND		Computershare Trust Company of Canada
TRANSFER AGENT		3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS		KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS		Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED		Toronto Stock Exchange
Trading Symbol - EDR

American Stock Exchange
Trading Symbol – EXK

Frankfurt Stock Exchange
Trading Symbol - EJD

Endeavour Silver Corp.	Page - 34 -